P.E. 2/1/02

02013425

CONFORMED

1066120

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

(Commission File No. 001-14493)

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of registrant's name in English)

Rua Abílio Soares, 409
Paraíso – São Paulo, SP
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

Telesp Celular Participações S.A.

FOR IMMEDIATE RELEASE

Contact: Maria Paula Canais
Telesp Celular Participações
55-11-3059 7081
- or -
James Prout
Taylor Rafferty
(212) 889-4350

TELESP CELULAR S.A. ANNOUNCES TARIFF ADJUSTMENT

São Paulo, Brazil – January 30, 2002 – Telesp Celular Participações S.A., (NYSE: TCP; BOVESPA: TSPP3 (Ord), TSPP4 (Preferred)), the holding company which owns 100% of Telesp Celular S.A., the largest cellular operator in Brazil, today announced that the Brazilian National Telecommunications Agency (ANATEL) has authorized Telesp Celular S.A. to increase its tariffs.

The current tariffs for the Basic Plan were established in October 2000, and the adjustment rate is based on cumulative inflation from November 1999 through December 2000.

The tariff increase, which will take effect on February 1, 2002, will apply only to the Basic Plan and not to other plans. The table below outlines the details of these new rates to be implemented by Telesp Celular S.A.

	Current rates (*) (R$)	New rates (*) (R$)
Monthly subscription fee	46.0000	49.9000
VC1 (per minute) mobile-fixed and mobile-mobile on net	0.4654	0.5146
VC1 (per minute) other operators	0.6050	0.6689
VC2 (per minute)	1.0000	1.1108
VC3 (per minute)	1.1380	1.2641
AD into the Concession Area (per call)[1]	0.7000	0.8000
AD outside the Concession Area (per call)[2]	0.9390	1.0300
DSL 1 (per minute)	0.4999	0.5552
DSL 2 (per minute)	0.5688	0.6319

(*) Gross of value, including taxes and social contribution taxes

1- Additional per call originated or received outside the Telesp Celular Mobility Area and inside the Telesp Celular Concession Area.

2- Additional per call received outside the Telesp Celular Mobility Area. For calls that originate outside the Telesp Celular Concession Area, will be charged to the visiting operator AD.

Additionally, network usage fees (TU-M) will be increased from R$ 0.2411 per minute to R$ 0.2716 (both net of taxes), also effective on February 1. The adjustment rate is based on cumulative inflation from October 2000 through January 2002.

###

This information is also available at http://www.telespcelular.com.br

Contatos: **Maria Paula Canais – Investor Relations Director**
55-11-3059-7081

Fabíola Michalski
fmichalski@telespcelular.com.br
55-11-3059-7975

Telesp Celular Participações

FOR IMMEDIATE RELEASE

Contact: Maria Paula Canais
Telesp Celular Participações S.A.
55-11-3059-7081

STOCK EXCHANGE ANNOUNCEMENT

SÃO PAULO, Brazil – January 30, 2002 – Telesp Celular Participações S.A. (NYSE: TCP; BOVESPA: TSPP3 (ORD) and TSPP4 (Preferred)), the Brazilian cellular telecommunications company, noted today that a story appearing in the Brazilian newspaper "Valor Econômico," which was based on Bloomberg Lisbon sources, contained inaccuracies. Bloomberg has issued a correction.

TCP is reviewing its balance sheet and capital structure options. In keeping with its policy, should material news be announced, the Company will promptly issue a public statement.

Telesp Celular Participações, which spun-off from Telebrás in July 1998, is the principal cellular telecommunications provider in the State of São Paulo in Brazil. Telesp Celular Participações' common shares trade on BOVESPA, the São Paulo Stock Exchange, and its ADRs, each representing 2,500 preferred shares, trade on the New York Stock Exchange. Information may be accessed on Bloomberg under the symbol TCP and on the Reuters 2000 Service under the symbols TSPP3.SA and TSPP4.SA.

###

This information is also available at http://www.telespcelular.com.br

Contacts: **Maria Paula Canais** – Investor Relations Director
55-11-3059-7081

Fabíola Michalski
fmichalski@telespcelular.com.br
55-11-3059-7975

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the company's management. The words "anticipates," "believes," "estimates", "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the company may be different from the company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Telesp Celular Participações S.A.

FOR IMMEDIATE RELEASE

Contact: Maria Paula Canais
Telesp Celular Participações
55-11-3059 7081
- or -
James Prout
Taylor Rafferty
(212) 889-4350

TELESP CELULAR PARTICIPAÇÕES COMPLEMENTS THE TARIFF ADJUSTMENT ANNOUNCEMENT

São Paulo, Brazil – February 1, 2002 – Telesp Celular Participações S.A., (NYSE: TCP; BOVESPA: TSPP3 (Ord), TSPP4 (Preferred)), the holding company which owns 100% of Telesp Celular S.A, the largest cellular operator in Brazil, and 83% of the share capital of the holding companies that control Global Telecom (49% of the voting capital), the B Band cellular operator in the states of Santa Catarina and Paraná, today announced that the Brazilian National Telecommunications Agency (ANATEL) has authorized Telesp Celular S.A. and Global Telecom to increase their tariffs.

Telesp Celular S.A.

The current tariffs for the Basic Plan were established in October 2000. The adjustment rate approved, based on cumulative inflation from November 1999 through December 2000, amounts to 9.2% for the tariff basket.

For commercial reasons, Telesp Celular is going to implement lower tariff increases than those authorized for the Basic Plan on a promotional basis effective February 1, 2002.

The table below outlines the details of these new promotional rates to be implemented by Telesp Celular S.A.

Telesp Celular S.A.

Items	Previous rates (*) (R$)	Authorized rates (*) (R$)	New promotional rates [1] (*) (R$)
Monthly subscription fee	46.0000	51.7000	49.9000
VC1 (per minute) mobile-fixed	0.4654	0.5146	0.5146
VC1 (per minute) mobile-mobile other operators	0.6050	0.6689	0.6689
VC1 (per minute) mobile-mobile on net	0.4654	0.6689	0.5146
VC2 (per minute)	1.0000	1.1108	1.1108
VC3 (per minute)	1.1380	1.2641	1.2641
DSL 1 (per minute)	0.4999	0.5552	0.5552
DSL 2 (per minute)	0.5688	0.6319	0.6319
AD into the Concession Area (per call)[2]	0.7000	1.0300	0.8000
AD outside the Concession Area (per call)[3]	0.9390	1.0300	1.0300

(*) Gross of value, including taxes and social contribution taxes[4]

1- Promotion rates valid from February 1 until new prices are defined, which will not exceed authorized rates.

2- Additional per call originated or received outside the Telesp Celular Mobility Area and inside the Telesp Celular Concession Area.

3- Additional per call received outside the Telesp Celular Mobility Area. Calls that originate outside the Telesp Celular Concession Area will be charged to the visiting operator AD.

4- Taxes over gross value: ICMS (25%), PIS (0.65%) and COFINS (3%)

Additionally, network usage fees (TU-M) will be increased from R$ 0.2411 per minute to R$ 0.2716 (both net of taxes), also effective February 1. The adjustment rate is based on cumulative inflation from October 2000 through January 2002.

Global Telecom

The current tariffs for the Basic Plan were established in November 2000. The adjustment rate approved, based on cumulative inflation from January 2000 through January 2002, amounts to 21.1% for the tariff basket.

For commercial reasons, Global Telecom is going to implement lower tariff increases than those authorized for the Basic Plan on a promotional basis, effective February 2, 2002.

The table below outlines the details of these new promotional rates to be implemented by Global Telecom for the States of Paraná and Santa Catarina:

PARANÁ

Items	Previous rates (*) (R$)	Authorized rates (*) (R$)	New promotional rates [1] (*) (R$)
Monthly subscription fee	30.4536	37.46	30.76
VC1 (per minute) mobile-fixed	0.4076	0.5110	0.4990
VC1 (per minute) mobile-mobile	0.4629	0.6643	0.4990
VC2 (per minute)	0.7090	0.8889	0.8889
VC3 (per minute)	0.9219	1.1557	1.0083
DSL 1 (per minute)	0.3498	0.4442	0.4442
DSL 2 (per minute)	0.4609	0.5777	0.5777
AD (per call)	0.7201	0.89	0.88

(*) Gross of value, including taxes and social contribution taxes[2]
1- Promotion rates valid from February 1 until new prices are defined, which will not exceed authorized rates.
2- Taxes over gross value: ICMS (27%), PIS (0.65%) and COFINS (3%)

SANTA CATARINA

Items	Previous rates (*) (R$)	Authorized rates (*) (R$)	New promotional rates [1] (*) (R$)
Monthly subscription fee	29.60	36.41	29.90
VC1 (per minute) mobile-fixed	0.3962	0.4967	0.4850
VC1 (per minute) mobile-mobile	0.4500	0.6457	0.4850
VC2 (per minute)	0.6892	0.8640	0.8640
VC3 (per minute)	0.8961	1.1233	0.9800
DSL 1 (per minute)	0.3400	0.4318	0.4318
DSL 2 (per minute)	0.4480	0.5615	0.5615
AD (per call)	0.7000	0.86	0.86

(*) Gross of value, including taxes and social contribution taxes[2]
1- Promotion rates valid from February 1 until new prices are defined, which will not exceed authorized rates.
2- Taxes over gross value: ICMS (25%), PIS (0.65%) and COFINS (3%)

Additionally, network usage fees (TU-M) will be increased from R$ 0.2383 per minute to R$ 0.2729 (both net of taxes), effective February 1. The adjustment rate is based on cumulative inflation from August 2000 through December 2001.

###

This information is also available at http://www.telespcelular.com.br

Contacts: **Maria Paula Canals** – Investor Relations Director
55-11-3059-7081

Fabiola Michalski
fmichalski@telespcelular.com.br
55-11-3059-7975

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the company's management. The words "anticipates," "believes," "estimates", "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the company may be different from the company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP CELULAR PARTICIPAÇÕES S.A.

Date: February 6, 2002

By: /s/ Maria Paula Canais
Name: Maria Paula Canais
Title: Director of Investor Relations